[redacted]

08029219

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48840

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equitas America, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

38505 Country Club Drive, Suite 110
(No. and Street)

Farmington Hills (City) Michigan (State) 48331 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Brown (248) 848-7500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William I. Minoletti & Co., P.C.
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway (Address) Roseville (City) Michigan (State) 48066 (Zip Code)

PROCESSED
MAR 28 2008
THOMSON FINANCIAL

Securities and Exchange Commission
RECEIVED
FEB 29 2008

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Office of Compliance Inspection and Examinations

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis J. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equitas America, L.L.C., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x[(o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUITAS AMERICA, L.L.C.

FINANCIAL STATEMENTS

and

SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2007

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

EQUITAS AMERICA, L.L.C.

TABLE OF CONTENTS

	Page No.
INDEPENDENT AUDITOR'S REPORT	1
BALANCE SHEETS	2
STATEMENTS OF MEMBERS' EQUITY	3
STATEMENTS OF INCOME	4
STATEMENTS OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6-8
SUPPORTING SCHEDULES	
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	9-10
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3.	11

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: MINOLETTI@AMERITECH.NET

INDEPENDENT AUDITOR'S REPORT

To the Members of Equitas America, L.L.C.
Farmington Hills, Michigan

We have audited the accompanying balance sheets of Equitas America, L.L.C. as of December 31, 2007 and 2006 and the related statements of members' equity, income, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equitas America, L.L.C. as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules on pages 9 to 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William I. Minoletti & Co. P.C.

February 20, 2008

EQUITAS AMERICA, L.L.C.
BALANCE SHEETS
December 31, 2007 And 2006

ASSETS

	2007	2006
Cash	$ 445,054	$ 335,983
Securities owned at market value	127,990	173,036
Accounts receivable:		
Brokers, dealers and clearing organizations	286,789	305,360
Deposits – clearing organizations	214,718	209,295
Amounts due from sales representatives	36,652	33,420
Other assets:		
Prepaid expenses	31,048	32,564
Deposits	6,524	6,524
Equipment (net of accumulated depreciation of $75,385 and $72,613)	8,404	2,858
	$ 1,157,179	$ 1,099,040

LIABILITIES AND MEMBERS' EQUITY

	2007	2006
Accounts payable:		
Commissions due sales representatives	$ 495,878	$ 459,666
Advances from sales representatives	110,022	150,000
Other	7,795	6,382
Accrued expenses	110,245	74,641
Total liabilities	723,940	690,689
Members' equity	433,239	408,351
	$ 1,157,179	$ 1,099,040

See accompanying notes.

EQUITAS AMERICA, L.L.C.
STATEMENTS OF MEMBERS' EQUITY
For The Years Ended December 31, 2007 And 2006

	Amount
Balance, December 31, 2005	$ 304,311
Net income for the year ended December 31, 2006	104,040
Distributions to members	-
Balance, December 31, 2006	408,351
Net income for the year ended December 31, 2007	76,888
Distributions to members	(52,000)
Balance, December 31, 2007	$ 433,239

See accompanying notes.

EQUITAS AMERICA, L.L.C.
STATEMENTS OF INCOME
For The Years Ended December 31, 2007 And 2006

	2007	2006
Income:		
Commissions and fees	$ 6,418,428	$ 6,182,676
Trading gains	168,139	112,228
Interest income	23,793	19,823
Total revenue	6,610,360	6,314,727
Commissions and clearing charges:		
Commissions paid	5,481,861	5,122,797
Clearing charges	244,219	283,125
Total commissions and clearing charges	5,726,080	5,405,922
Gross profit from operations	884,280	908,805
Selling, general and administrative expenses	792,958	795,540
Income before contribution to Employee Benefit Plan	91,322	113,265
Contribution to Employee Benefit Plan (Note 6)	11,992	9,225
Income before provision for taxes	79,330	104,040
Provision for taxes:		
Federal income tax (Note 2)	-	-
MI Single Business tax	2,442	-
Total provision for taxes	2,442	-
Net income	$ 76,888	$ 104,040

See accompanying notes.

EQUITAS AMERICA, L.L.C.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2007 And 2006

	2007	2006
Cash flows from operating activities:		
Fees and commissions received	$ 6,436,999	$ 6,367,989
Interest received	23,793	19,823
Trading gains	213,185	43,334
Commissions paid	(5,448,881)	(5,138,477)
Clearing charges	(244,219)	(283,125)
Other selling, general and administrative expenses paid	(751,653)	(806,873)
Deposit paid - Clearing organization	(5,423)	(4,807)
MI Single Business tax paid	(2,442)	-
Employee Benefit Plan payments	(11,992)	(12,619)
Net cash provided by operating activities	209,367	185,245
Cash flows from investing activities:		
Purchases of equipment	(8,318)	(4,942)
Advances (to) from sales representatives – net	(39,978)	6,120
Net cash provided (used) by investing activities	(48,296)	1,178
Cash flows (used by) financing activities:		
Distributions to members	(52,000)	-
Net increase in cash	109,071	186,423
Cash at beginning of year	335,983	149,560
Cash at end of year	445,054	335,983
Reconciliation of net income to net cash provided (used) by operating activities:		
Net income	$ 76,888	$ 104,040
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation and amortization	2,772	6,763
(Increase) decrease in:		
Securities owned	45,046	(62,768)
Accounts receivable	15,339	185,724
Deposits – Clearing Organization	(5,423)	(4,807)
Prepaid expenses	1,516	4,185
Increase (decrease) in:		
Accounts payable	37,625	(47,336)
Accrued expenses	35,604	5,570
Securities sold, not yet purchased, at market value	-	(6,126)
Total adjustments	132,479	81,205
Net cash provided by operating activities	$ 209,367	$ 185,245

See accompanying notes.

Note 1 - ORGANIZATION

Equitas America, L.L.C. was organized as a limited liability company by Equitas America Holding Company, Inc. The Company registered as a broker-dealer with the National Association of Securities Dealers in November, 1995 and commenced operations in March, 1996.

In December, 2000 Equitas Patronage Partnership acquired 85% ownership in the Company, thus becoming the majority member. Equitas America Holding Company, Inc. the former controlling member owns 14% of the Company. Some of the partners of Equitas Patronage Partnership are also officers of the Company.

During the year ended December 31, 2004, Equitas America Holding Company, Inc. acquired approximately 12% of Equitas Patronage Partnership.

See Note 4 for transactions with member.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions and the related commission revenues and expenses are recorded on a trade date basis.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Equipment

Equipment is recorded at cost and depreciated over the estimated useful lives of the assets using straight-line and accelerated methods.

Federal Income Taxes

As a limited liability company, the members have elected to be treated by the Internal Revenue Service substantially as if it were a partnership. Therefore, the members' respective share of taxable income or loss is reportable on their income tax returns.

Note 3 – ADVANCES FROM SALES REPRESENTATIVES

The advances from sales representatives represent amounts received from these representatives in connection with future trading activity and expenses.

Note 4 – TRANSACTIONS WITH MEMBER

Equitas America Holding Company provides various consulting services to the Company. For the years ended December 31, 2007 and 2006 consulting fees charged to the Company amounted to $36,000 each year and are included in Selling, General and Administrative Expenses in the attached Statement of Operations.

In addition, the Company leases furniture from Equitas America Holding Company, See Note 7.

Note 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $100,000 or 1/15th of aggregate indebtedness, as defined.

At December 31, 2007, the Company's net capital was $317,972 and its required net capital was $100,000. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 2.28 to 1.

Note 6 – EMPLOYEES' BENEFIT PLAN

The Company instituted a defined contribution benefit plan, 401(k), on January 1, 2005 to cover all eligible employees of the Company. Under the provisions of the Plan, participating employees can elect to contribute to their account a percentage of their compensation not to exceed the limitations imposed by the Internal Revenue Service. In addition, the Company makes a non elective contribution equal to 3% of the Participant's compensation for the Plan year. For the years ended December 31, 2007 and 2006, the Company contributed $11,992 and $9,225, respectfully, to the Plan.

Note 7 – LEASE COMMITMENTS

The Company leases its facilities and furniture under operating leases. Future minimum lease payments outstanding at December 31, 2007 are as follows:

Year Ended December 31,	Facilities	Furniture	Total
2008	49,500	8,400	57,900
2009	4,000	8,400	12,400

The operating lease for the facilities includes an escalation clause that increases the minimum rental payment for increased lessor taxes and operating expenses.

The operating lease for the furniture included above is provided by Equitas America Holding Company.

For the years ended December 31, 2007 and 2006, the total lease expense pursuant to the above operating leases amounted to $63,066 and $60,296, respectively, and is included in Selling, General, and Administrative Expense in the attached Statement of Operations.

Note 8 – RECLASSIFICATION

Certain account balances and comparative amounts for 2006 have been reclassified to conform to the presentation adopted for 2007.

SUPPORTING SCHEDULES

EQUITAS AMERICA, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

1.	Total ownership equity	$ 433,239
2.	Deduct ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	433,239
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	B. Other (deductions) or allowable credits	-
5.	Total capital and allowable subordinated liabilities	433,239
6.	Deduction and/or charges:	
	A. Total non-allowable assets from Statement of Financial Condition	92,263
	B. Other deductions and/or charges	-
7.	Other additions and/or allowable credits	-
8.	Net capital before haircuts on securities positions	340,976
9.	Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f])	23,004
10.	Net capital	317,972
13.	Net capital requirement	100,000
14	Excess net capital	$ 217,972

EQUITAS AMERICA, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007
(Continued)

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total liabilities from balance sheet	$ 723,940
19.	Total aggregate indebtedness liabilities	$ 723,940
20.	Percentage of aggregate indebtedness to net capital	228%

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no differences between this computation of net capital and the corresponding computation prepared by Equitas America, L.L.C. and included in the Company's unaudited Part IIA, FOCUS Report filing as of the same date.

EQUITAS AMERICA, L.L.C.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALER UNDER RULE 15c3-3
December 31, 2007

Equitas America, L.L.C. is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer ...".

END